Exhibit 99.1

Canarc Closes CAD$5.2 Million Second Tranche of CAD$8.4 Million
Private Placement Financing Including Lead Investment by Eric Sprott

Vancouver, Canada – November 16, 2020 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) announces that it has closed the second and final CAD$5.2 million tranche of its CAD$8.4 million private placement, previously announced by Canarc in press releases dated August 19, 2020, September 3, 2020 and October 21, 2020.

The second tranche of the private placement consisted of the issuance of 65 million units (each, a “Unit”) priced at CAD$0.08 per unit for total proceeds of CAD$5.2 million (the “Offering”). The second tranche included the issuance of 5.4 million Units to certain of the Company’s insiders (the “Issuance”) including participation from Canarc’s Chairman, Bradford Cooke for 2.0 million Units, in addition to the 3.0 million units he purchased in the first tranche, to maintain his approximate 4% interest in the Company. Shareholders of the Company approved the Offering on October 19, 2020.

Pursuant to the Offering, each Unit consists of one common share of Canarc (“Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”), with each Warrant entitling the holder to acquire one additional Common Share of the Company at an exercise price of CAD$0.13 for a period of 24 months from the closing date of the Offering. If the daily volume-weighted average price of Canarc’s Common Shares is equal to or greater than CAD$0.20 for a period of 10 consecutive trading days, Canarc will have the right to accelerate the expiry date of the Warrants by giving written notice to the Warrant holders that the Warrants will expire on the date that is 30 days from the date notice is provided by Canarc to the Warrant holders. Finders’ fees of 6% were payable in cash and in Warrants on certain portions of the Offering, with the finders’ fee Warrants having the same terms as the underlying Warrants in the Offering.

Investment by Eric Sprott

Pursuant to the Offering, Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially owned by him, acquired 12,500,000 Units for a total consideration of $1,000,000. Following the completion of the Offering, Mr. Sprott’s beneficially owns or controls 35,701,856 Common Shares and 6,250,000 warrants representing 10.2% of the Canarc’s issued and outstanding Common Shares, on a non-diluted basis, and 11.8% on a partially diluted basis, assuming the exercise of the Warrants acquired hereunder and forming part of the Units. Prior to the Offering, Mr. Sprott beneficially owned and controlled 23,201,856 Common Shares and no Warrants.

The Units were acquired by Mr. Sprott for investment purposes and with a long-term view of the investment. Mr. Sprott may acquire additional securities of the Company either on the open market or through private acquisitions or sell securities of the Company either on the open market or through private dispositions in the future, depending on market conditions, reformulation of plans and/or other relevant factors.  A copy of 2176423 Ontario Ltd.’s early warning report will appear on the Company’s profile on SEDAR and may also be obtained by calling (416) 945-3294(200 Bay Street, Suite 2600, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J1).

Scott Eldridge, Canarc’s CEO stated, “I am delighted to have the support of both our Chairman Bradford Cooke and renowned strategic investor Eric Sprott. We are looking forward to working with Mr. Sprott, as a significant shareholder, to advance our flagship New Polaris gold property as well as our other properties.”

The securities issued in the Offering are subject to a four-month plus one day hold period ending on March 13, 2021 in accordance with applicable securities laws and the policies of the Toronto Stock Exchange (the “Exchange”). The private placement is subject to the final acceptance of the Exchange.

Use of proceeds will be for exploration of Canarc’s gold projects and to strengthen its working capital.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the planned closing of the second tranche of the private placement, and the planned use of proceeds from the private placement. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to regulatory approvals, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.